Exhibit 99.3

Letter to Shareholders

Fiscal Year 2025

To Our Shareholders,

On April 1, 2026, we completed our business combination with Vine Hill Capital Investment Corp. and listed on the Nasdaq Stock Market under the ticker CSHR. I am pleased to share with you our first annual report as a U.S.-listed company. The Nasdaq listing was a substantial undertaking for the entire organization and represents a meaningful step toward our long-standing objective of building CoinShares into the leading global asset manager dedicated to digital assets. This transition is not merely a change in listing venue; we believe it materially enhances our access to capital, broadens our investor base, and increases our capacity to scale both organically and through acquisition.

Twelve years ago, when we began building CoinShares, no regulatory framework meaningfully contemplated digital assets, institutional finance wanted nothing to do with the space, and the idea that a regulated asset manager could operate fluently across both the traditional financial system and blockchain rails would have sounded absurd. We built it anyway. Our conviction was that the future of finance would be neither purely traditional nor purely decentralized, it would be both. We called it hybrid finance. We still do.

Hybrid finance is the thesis that regulated financial infrastructure and blockchain-native technology are converging, and that the winning platforms will be the ones able to operate on both sides of that bridge. It is the idea behind every product and business we have built — CoinShares XBT, CoinShares Physical, CoinShares Capital Markets, CoinShares Valkyrie, our active alternative strategies, and now our on-chain asset management initiative. Each one is a piece of the same structure. In practical terms, this convergence enables us to design differentiated products, capture value across both management fees and market infrastructure, and sustain a blended yield that has remained structurally above that of traditional passive products. It is what CoinShares is, not what we aspire to.

We have been profitable since 2016, and the platform we operate today is the cumulative product of more than a decade of decisions. Asset management compounds slowly — what we build today shapes revenues two or three years out — and the 2025 results below are the harvest of work done well before this year. The model remains inherently capital-light, with limited incremental cost to scale assets under management, which continues to translate into strong operating leverage as the platform grows.

Asset Management revenue grew 13% to $126 million. Segment EBITDA grew 9% to $136 million, with Segment EBITDA margin expanding from approximately 63% to approximately 69%. CoinShares Physical attracted approximately $1.1 billion of net inflows in 2025 and now represents approximately 38% of our gross assets under management, up from approximately 25% just two years ago. Our blended asset management yield remained stable at approximately 170 basis points, demonstrating a degree of pricing resilience that contrasts with the fee compression observed in the U.S. market. We closed the year with $475.9 million of net assets and a sound, well-capitalized balance sheet.

It is worth being explicit about the rest of the picture. Total Revenue and Gains from Operations were $197.6 million, broadly flat year-over-year, reflecting Asset Management growth offset by a more normalized Capital Markets contribution, which remains a structural component of our platform, supporting product design, execution and balance sheet efficiency, while contributing a recurring yield component over time. Net income of $113 million reflected several non-recurring items affecting comparability, primarily a $36.8 million FTX recovery gain in FY2024 and approximately $5 million of transaction costs related to our Nasdaq listing in FY2025. On a normalized basis, underlying net income grew approximately 9%, consistent with the growth in Segment EBITDA. Gross AUM closed at $7.4 billion: $1.1 billion of inflows into CoinShares Physical were more than offset by market depreciation and a deliberate shift toward higher-growth, higher-quality franchises within our platform.

These results are a continuation, not an inflection. What changes today is the platform from which we operate. A U.S.-listed parent. A strengthened balance sheet. A regulatory and product footprint few competitors in our region can match. From this position, we can accelerate, we can extend our leadership, and invest more aggressively in our ambition, without compromising the financial discipline that has been our hallmark since 2016.

Across the U.S. crypto ETP market, headline fees on Bitcoin and Ether passive products were sharply compressed in 2025. Our European franchise was largely insulated for structural reasons: a more mature market, listed across multiple regulated exchanges since 2015, with a meaningfully broader product range including staking-eligible tokens. Within this market, CoinShares Physical was ranked #1 in Europe by net inflows in 2025, and we continue to be recognized as a trusted partner and educator for digital asset investing across the region.

We approach this next phase from a position of financial strength. Our $475.9 million of net assets and well-capitalized balance sheet provide the financial means to execute our growth plan deliberately, along three axes: deeper investment in our existing franchises; horizontal expansion into adjacent product lines and asset classes; and geographic expansion into new markets. We approach capital allocation with discipline, prioritizing opportunities that reinforce our core platform, enhance long-term margins, and meet our return thresholds. Where strategically and financially compelling, we will also pursue selective acquisitions.

Four fronts will define the next chapter.

●	Europe continues to scale and is opening further. The United Kingdom, France and Italy enabled broad retail access to crypto ETPs in 2025, and additional MiCA-enabled markets will follow. As the leading European platform with distribution and product already in place, we are well-positioned to compete for a meaningful share of this multi-year opening.

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●	The United States is the next phase of build-out. CoinShares U.S. platform is the foundation. Our intent is to develop a differentiated, higher-value U.S. franchise both organically and through selective acquisition. The Nasdaq listing is the enabling step; the product expansion is the next.

●	Active alternative strategies represent the next layer of margin expansion beyond passive products. We are scaling an actively managed digital asset investment business for institutional and professional investors, drawing on more than a decade of market-structure, trading and research expertise. This is where the highest-value client relationships and margins in asset management sit, and where CoinShares is differentiated by capability, not just by wrapper. This segment is expected to contribute a growing share of higher-margin revenues over time, reinforcing the quality and durability of our overall earnings profile.

●	On-chain asset management represents the next structural evolution of hybrid finance. CoinShares is one of the few asset managers in Europe to hold both MiFID and MiCA authorizations. That dual license is what makes institutional-grade, regulated products distributed natively on blockchain infrastructure executable for us in a way few competitors in our region can match. This positioning allows us to participate early in the migration of asset management infrastructure toward blockchain-based rails, within a regulated and institutional framework.

Taken together, these are not four separate strategies. They are four expressions of a single ambition: to build CoinShares into the single regulated home for digital asset management: passive and active, traditional wrappers and on-chain rails, European distribution and global reach. Collectively, these initiatives are designed to increase both the scale and quality of our earnings over time, reinforcing our ability to compound revenues and margins across market cycles.

To our colleagues across our offices in Jersey, France, the UK and the US — twelve years in, your conviction and resilience are the only reason any of this was possible. Thank you.

To our shareholders, we are early in a long trajectory, and we believe the foundations we have built position us to compound shareholder value over the decade ahead.

Sincerely,

Jean-Marie Mognetti

Co-Founder, President and Chief Executive Officer

CoinShares

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Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are based on information available as of the date of this communication and expectations, forecasts and assumptions as of that date and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by our forward-looking statements. Some factors that could cause actual results to differ include, among others: (1) the outcome of any legal proceedings or government or regulatory action or inquiry that may be instituted against us or others; (2) costs related to becoming a U.S.-listed public company that may be higher than currently anticipated; (3) the possibility that the we may be adversely affected by other economic, business and/or competitive factors; (4) changes in business, market, financial, macro-economic political and/or regulatory conditions; (5) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us; (6) estimates of expenses and profitability; (7) expectations with respect to future operating and financial performance and growth; (8) our ability to execute on our business plans and strategy; (9) failure to realize the anticipated benefits of the recent business combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably, build or maintain relationships with service providers and trading counterparties and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us; (10) dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of our equity securities; (11) conflicts of interest that may arise from investment and transaction opportunities involving us and other investors and service providers or counterparties; and (12) factors relating to our business, operations and financial performance, including: our ability to successfully implement our long-term business strategy; the treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, us, for foreign and U.S. tax purposes; digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; risks relating to the custody of digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause us and/or any of our product issuers, as applicable, to lose some or all of our or their digital assets; a security breach, cyber-attack or other event where unauthorized parties obtain access to our digital assets and/or the digital assets of our product issuers, as a result of which we or they may lose some or all of our or their digital assets temporarily or permanently and our financial condition and results of operations could be materially adversely affected; the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect our business; potential regulatory changes reclassifying certain digital assets as “securities” or “investment securities” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or other federal securities laws could lead to our classification as an “investment company” under the Investment Company Act and could adversely affect the market price of our digital assets and the market price of our listed securities; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and our other filings with the SEC as such factors may be updated from time to time.

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non-GAAP Measures

We use certain financial measures not based on U.S. GAAP, including Revenue and gains from operations and Capital markets revenues and gains (together, the “non-GAAP Measures”), as well as key performance indicators and operating metrics, including Segment EBITDA and Assets Under Management (AUM). non-GAAP Measures are used by management, in addition to U.S. GAAP financial measures, to understand and compare our operating results across accounting periods, for risk management and operational decision-making. non-GAAP Measures provide investors with additional information in evaluating the Company’s operating performance. These non-GAAP financial measures have been prepared by, and are the responsibility of management, and have not been audited or reviewed by our independent registered public accounting firm. These non-GAAP financial measurements should be considered in context with our U.S. GAAP results.

The non-GAAP Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the non-GAAP Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our sector. Management believes that investors’ understanding of our performance is enhanced by including the non-GAAP Measures as a reasonable basis for comparing our ongoing results of operations. By providing the non-GAAP Measures, together with reconciliations to U.S. GAAP, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the non-GAAP Measures are significant components in understanding and assessing financial performance. The non-GAAP Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance.

For definitions of our non-GAAP Measures and reconciliation of the non-GAAP Measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see our presentation entitled FY 2025 Financial Results Presentation and our Annual Report on Form 20-F for the year ended December 31, 2025.

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